

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 3, 2013

Via E-mail
Richard M. Adams
Chairman of the Board & Chief Executive Officer
United Bankshares, Inc.
P.O. Box 393
500 Virginia Street, East
Charleston, West Virginia 25301

> **Re: United Bankshares, Inc.**
> **Amendment No. 2 to Registration Statement on Form S-4**
> **Filed August 30, 2013**
> **File No. 333-188919**
> **Form 10-K for the Fiscal Year Ended December 31, 2012**
> **Filed February 28, 2013**
> **File No. 002-86947**

Dear Mr. Adams:

We have reviewed the above referenced filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information, including, if applicable, a draft of your proposed disclosures to be made in future filings. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No.2 to the Registration Statement on Form S-4

The Merger, page 67

Virginia Commerce's Reasons for the Merger, page 72

1. In response to Comment 2 from our letter dated July 31, 2013, we note the Company's conclusion that, because, among other things, the third party loan review's importance was "functionally superseded by the findings of the FRB of Richmond's targeted examination," the third party review was not material to the Virginia Commerce board in assessing the fairness of the consideration to be offered to Virginia Commerce shareholders in the merger.

We also noted your disclosure that the completion of the FRB Richmond review was one of the factors that the board of Virginia Commerce considered in determining to proceed with the repurchase of the TARP shares. Finally, we note that the repurchase of the TARP shares was one of the factors that the board of Virginia Commerce considered as part of its determination to recommend that shareholders vote for the merger. Please revise this section to identify that the board considered the results of the FRB of Richmond's targeted examination as a factor in making its recommendation to the shareholders. Alternatively, please provide a legal and factual analysis supporting your determination that the results of the examination were not a factor considered by the Virginia Commerce board.

United Bankshares' Form 10-K for the Fiscal Year Ended December 31, 2012

Financial Statements

You disclose significant unrealized losses on your trust preferred collateralized debt obligation securities at December 31, 2012 and June 30, 2013. You also disclose additional other than temporary impairments in your most recent Form 10-Q report, including credit losses on securities for which other than temporary impairments were not previously recognized, indicating continuing credit deterioration in these securities. Please address the following comments.

2. Please provide persuasive evidence supporting how and when you determine to take OTTI write-downs on the various securities above.   For example, we note you continue to take periodic OTTI on certain securities even though earnings and other ancillary industry performance indicators and trends have shown increasing improvement over the last several quarters. In your response, please clearly indicate the specific judgments and determinations contemplated by management in ultimately determining how and when to take periodic OTTI, including specific triggering events noted for each individual security or other events that explains why, for example, OTTI was booked in one particular quarter instead of another.

3. Please tell us the following related to the assumptions used in your calculation of the present value of cash flows expected to be collected:

   • How you determine the discount rate to use in your calculation.

   • Deferrals and defaults:
      a. How you develop your estimate of future deferrals and defaults and why these estimates are generally much lower than your historical default rates;
      b. The estimated loss severity on securities that default and the specific factors that you considered in developing the estimated loss severity;
      c. How you consider the specific credit characteristics of the collateral underlying each individual security in developing your estimate of future deferrals and defaults, including the earnings and capital ratios of each financial institution in the pool, the number of quarters that interest has been deferred and the cumulative dividend amount owed to investors;

      d. Your recovery rate assumption and how you determine it. Please be sure to tell us the assumed recovery rate on defaults and how you determined the amount of the recovery since the amounts recovered on investments in trust preferred collateralized debt obligations is generally low. Please also tell us why you assume a range of up to 90% recoveries on current deferrals for the majority of your securities.

- In Appendix F of your response to our most recent comments you identified two securities with negative excess subordination that was significantly greater than the other than temporary impairments recognized to-date. Please tell us why you assume that you do not have an other than temporary impairment on Security 15 and Security 16 that have negative excess subordination of 48.6% and 30.2% in relation to other than temporary impairments write-downs of 35.6% and 22.6% at December 31, 2012.

4. Considering the significant judgment required to determine if a security is other than temporarily impaired, we believe comprehensive and detailed disclosure is required to meet the disclosure requirements in ASC 310-20-50 and Item 303 of Regulation S-K for your material loss exposure. Therefore, for each individual and pooled trust preferred security with at least one rating below investment grade, please tell us the following information as of the most recent period end: single-issuer or pooled, class, book value, fair value, unrealized gain/loss, lowest credit rating assigned to the security, number of banks currently performing, actual deferrals and defaults as a percentage of the original collateral, expected deferrals and defaults as a percentage of the remaining performing collateral and excess subordination as a percentage of the remaining performing collateral. Additionally, please tell us how you calculate excess subordination and discuss what the excess subordination percentage signifies.

      We may have additional comments upon receipt and review of your responses to these questions.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filings include the information the Securities Act of 1933 and the Securities Exchange Act of 1934, and all Securities Act and Exchange Act rules, in each case as applicable, require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Christina Harley at (202) 551-3695 or Gus Rodriguez at (202) 551-3752 if you have questions regarding comments on the financial statements and related matters. Please contact Josh Samples at (202) 551-3199 or me at (202) 551-3419 with any other questions.

Sincerely,

/s/ Christian Windsor

Christian Windsor
Special Counsel

cc.   Via E-mail
Sandra Murphy
Bowles Rice LLP